SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

                        (Amendment No. 8)

            Under the Securities Exchange Act of 1934

                     TALLEY INDUSTRIES, INC.
                     _______________________
                         (Name of Issuer)

                          COMMON STOCK
                          _____________
                 (Title of Class of Securities)

                            874687106
                           __________
                         (CUSIP Number)

                     David J. Levenson, Esq.
            Venable, Baetjer, Howard & Civiletti, LLP
             1201 New York Avenue, N.W., Suite 1000
                      Washington, DC 20005
                         (202) 962-4831
                         ______________
               (Name, Address and Telephone Number
             of Person Authorized to Receive Notices
                       and Communications)

                Voluntary Filing - Not Applicable
                        _________________
              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.


Check the following box if a fee is being paid with the statement
/ /.
                        Page 1 of 7 Pages

CUSIP No. 874687106                               Page 2 of 7
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Saad. A. Alissa

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) /X/
                                                            (b) / /

3    SEC USE ONLY


4.   SOURCE OF FUNDS:
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e):                  / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER


8.   SHARED VOTING POWER
     1,121,000

9.   SOLE DISPOSITIVE POWER


10.  SHARED DISPOSITIVE POWER
     1,121,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON:
     1,121,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                  / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     7.97%

14.  TYPE OF REPORTING PERSON:
     IN

CUSIP No. 874687106                               Page 3 of 7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Financial Investors Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) /X/
                                                            (b) / /

3    SEC USE ONLY


4.   SOURCE OF FUNDS:
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e):              / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER


8.   SHARED VOTING POWER
     721,100

9.   SOLE DISPOSITIVE POWER


10.  SHARED DISPOSITIVE POWER
     721,100

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     721,100

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                      / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     5.12%

14.  TYPE OF REPORTING PERSON:
     OO

CUSIP No. 874687106                               Page 4 of 7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Abdullatif Ali Alissa Est.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) /X/
                                                            (b) / /

3    SEC USE ONLY


4.   SOURCE OF FUNDS:
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e):              / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER


8.   SHARED VOTING POWER
     721,100

9.   SOLE DISPOSITIVE POWER


10.  SHARED DISPOSITIVE POWER
     721,100

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     721,100

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                      / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     5.12%

14.  TYPE OF REPORTING PERSON:
     OO

CUSIP No. 874687106                               Page 5 of 7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     General Investors Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) /X/
                                                            (b) / /

3    SEC USE ONLY


4.   SOURCE OF FUNDS:
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e):              / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER


8.   SHARED VOTING POWER
     365,900

9.   SOLE DISPOSITIVE POWER


10.  SHARED DISPOSITIVE POWER
     365,900

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON:
     365,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                      / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     2.60%

14.  TYPE OF REPORTING PERSON:
     OO

CUSIP No. 874687106                               Page 6 of 7

                          SCHEDULE 13D
                        (Amendment No. 8)


     NOTE: For convenience, Abdullatif Ali Alissa Est. (the "Establishment"), Mr. Saad A. Alissa, General Investors Limited ("GIL") and Financial Investors Limited ("FIL") are sometimes collectively referred to as the "Filing Persons." All capitalized terms used in this Amendment No. 8 and not defined herein shall have the same meaning as in the statement of Saad A. Alissa on Schedule 13D dated August 31, 1994, as amended through the date hereof. Except as expressly stated below, there have been no material changes in the information contained in such
Schedule 13D, as amended.


Item 5.   Interest in Securities of the Issuer

     The following table sets forth information with respect to all other transactions effected by and on behalf of the Filing
Persons since the last transaction reported in the last amendment
(Amendment No. 7) to this Schedule 13D.


Trade        Number                            Price
Date         of Shares                       Type of Transaction
Per Share
_______      _________                       ___________________
_________
7/10/96      3,200      Open Market Purchase   8.25
7/11/96      10,000     Open Market Purchase   8.50
7/11/96      10,000     Open Market Purchase   8.25
7/12/96      3,200      Open Market Purchase   8.125
7/12/96      3,200      Open Market Purchase   8.125
7/15/96      1,800      Open Market Purchase   8.125
7/15/96      1,800      Open Market Purchase   8.125
7/16/96      10,000     Open Market Purchase   7.625
7/16/96      10,000     Open Market Purchase   7.75
7/18/96      5,000      Open Market Purchase   8.00
7/22/96      3,000      Open Market Purchase   8.00
7/23/96      3,500      Open Market Purchase   7.75
7/23/96      1,500      Open Market Purchase   7.625
7/25/96      5,000      Open Market Purchase   7.50
7/26/96      4,000      Open Market Purchase   7.50
7/26/96      4,000      Open Market Purchase   7.50
8/14/96      12,000     Open Market Purchase   7.875
8/16/96      3,000      Open Market Purchase   7.75
8/30/96      10,000     Open Market Purchase   7.75
8/30/96      10,000     Open Market Purchase   7.625
9/2/96       10,000     Open Market Purchase   7.75
9/16/96      4,000      Open Market Purchase   7.50


CUSIP No. 874687106                               Page 7 of 7


                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   ABDULLATIF ALI ALISSA EST.


Dated: October __, 1996       By:  /s/ Saad A. Alissa
                                   ___________________________
                                   Saad A. Alissa


Dated: October __, 1996            /s/ Saad A. Alissa
                                   ___________________________
                                   Saad A. Alissa


                                   FINANCIAL INVESTORS LIMITED

Dated: October __, 1996       By:  /s/ Saad A. Alissa
                                   __________________________
                                   Saad A. Alissa, Secretary


                                   GENERAL INVESTORS LIMITED

Dated: October __, 1996        By: /s/ Saad A. Alissa
                                   __________________________
                                   Saad A. Alissa, Secretary